Exhibit 99.3

NICE Selected by DiDi Global to Deliver Real-time AI Driven Personalized
Interactions

Leading mobile transportation platform leverages NICE’s CX AI to empower employees to create an easy, effortless customer experience

Hoboken, N.J., February 27, 2024 – NICE (Nasdaq: NICE) today announced that DiDi Global has selected NICE Workforce Management (WFM) and Employee Engagement Manager (EEM) for its cloud-based innovative technology. DiDi is now positioned to forecast, schedule, and manage contact center operations worldwide; improve operational efficiency and employee engagement, and prepare agents to be capable of first call resolution. Betta, responsible for supporting one of the largest WFM customer bases globally, has partnered with NICE Value Realization Services during implementation to execute integrations and deliver consultation, training, and support services in multiple countries.

DiDi Global searched for a workforce management solution that would address its core business, functional, and technical requirements while being scalable to support growth. With operations across multiple continents with specific regional characteristics, NICE WFM combines AI and flexibility to meet most scheduling requirements that are cost-efficient and accurate to maintain optimum service levels. With precise forecasting, properly skilled agents will be available at the right times, leading to greater customer satisfaction.

The addition of NICE EEM allows staffing needs to be addressed in real-time, allowing agents to self-manage their work schedules and produce higher employee engagement and job satisfaction. Additionally, with Intelligent Intraday Automation, a proactive approach makes adjustments as needed and eliminates issues before they occur.

Caio Poli, International Customer Experience Executive Director, DiDi Global, said, “NICE was the clear choice based upon multiple factors. We were looking for the best-in-class WFM cloud solution that would allow our worldwide operations to provide the best customer experience with operational efficiency and employee engagement by a solid organization that we trust to deliver anywhere in the world. NICE Intelligent Intraday Automation capabilities are impressive, and our decision was driven by an AI-powered approach and the speed and flexibility of the cloud.”

Yaron Hertz, President, NICE Americas, said, “As DiDi continues its global expansion, NICE is excited for the opportunity to serve one of the most dynamic and innovative app-based transportation companies of the digital era. We believe that by selecting NICE’s AI-powered forecasting and machine learning best-fit scheduling for contact centers and employees, it will help energize DiDi’s future success.”

About DiDi Global Inc.
DiDi Global Inc. is a leading mobility technology platform. It offers a wide range of app-based services across Asia Pacific, Latin America, and other global markets, including ride hailing, taxi hailing, designated driving, and other forms of shared mobility as well as certain energy and vehicle services, food delivery, and intra-city freight services. DiDi provides car owners, drivers, and delivery partners with flexible work and income opportunities. It is committed to collaborating with policymakers, the taxi industry, the automobile industry, and the communities to solve the world’s transportation, environmental, and employment challenges through the use of AI technology and localized smart transportation innovations. DiDi strives to create better life experiences and greater social value, by building a safe, inclusive, and sustainable transportation and local services ecosystem for cities of the future. For more information, please visit: www.didiglobal.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hertz, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.